06050115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25304

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 8 2006 WASH, D.C. 185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kirk Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 North Carroll Blvd., Suite 201
(No. and Street)

Denton (City) Texas (State) 76201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sennett Kirk (940) 566-0293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hankins, Eastup, Deaton, Tonn & Seay, P.C.
(Name – *if individual, state last, first, middle name*)

902 North Locust (Address) Denton (City) Texas (State) 76201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 9 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sennett Kirk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kirk Securities Corporation, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA S. CATES
MY COMMISSION EXPIRES
November 19, 2009

President
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HANKINS, EASTUP, DEATON, TONN & SEAY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977

TEL. (940) 387-8563
FAX (940) 383-4746

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kirk Securities Corporation
Denton, Texas

We have audited the accompanying statement of financial condition of Kirk Securities Corporation as of June 30, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kirk Securities Corporation at June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hankins, Eastup, Deaton, Tonn + Seay

Hankins, Eastup, Deaton, Tonn & Seay
A Professional Corporation
Certified Public Accountants

August 21, 2006

KIRK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

Cash and cash equivalents		$273,948
Due from clearing broker		6,518
Due from broker/dealer		90,552
Securities owned:		
Marketable, at market value		576,562
Prepaid expenses		1,477
Property and equipment - at cost:		
Furniture and equipment	$ 16,768	
Producing oil and gas properties	22,985	
Less: accumulated depletion and depreciation	(35,715)	
Property and equipment - net		4,038
Membership		3,500
Total		$956,595

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable - trade		$ 435
Payroll taxes payable		17,989
Federal income tax payable		5,369
Deferred income taxes		53,254
Total Liabilities		77,047
Stockholders' Equity:		
Common stock - authorized 10,000 shares at $1.00 par value each; issued and outstanding 2,750 shares	$ 2,750	
Additional paid-in-capital	110,229	
Retained earnings	766,569	
Total Stockholders' Equity		879,548
Total		$956,595

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2006

Revenues:		
Commissions		$149,014
Gain on investment securities		142,636
Dividends		22,004
Gain on disposals of property and equipment		2,252
Oil and gas sales		10,352
Miscellaneous revenue		445
Total Revenues		326,703
Expenses:		
Officer salary	$ 50,000	
Other salaries	53,275	
Consulting fees	2,400	
Quotation expenses	12,590	
Oil and gas operating expenses	2,166	
Rent	13,797	
Telephone	3,000	
Depreciation	1,505	
Commissions	793	
Professional fees	4,000	
Books and subscriptions	3,267	
Dues and memberships	5,396	
Donations	5,485	
Postage	3,331	
Supplies	1,431	
Insurance	5,952	
Copy expense	1,133	
Taxes	9,344	
Advertising	10,035	
Miscellaneous	1,638	
Computer expense	995	
Education and training	325	
Travel and entertainment	1,037	
Total Expenses		192,895
Income before income taxes		133,808
Federal income tax provision		
Current	12,057	
Deferred	12,321	
Total Federal income tax provision		24,378
Net Income		$ 109,430
Earnings Per Share		$ 39.79

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, July 1, 2005	$2,750	$110,229	$657,139
Net income			109,430
Balance, June 30, 2006	$2,750	$110,229	$766,569

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2006

Cash Flows From Operating Activities:		
Net income	$ 109,430	
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	1,505	
Gain on investment securities	(142,636)	
(Increase) in due from clearing broker	(6,518)	
Increase in deferred income taxes	12,321	
Increase in Federal income tax payable	2,644	
Gain on disposals of property and equipment	(2,252)	
(Increase) in prepaid expenses	(211)	
Increase in accounts payable - trade	435	
Increase in payroll taxes payable	5,283	
Net cash used by operating activities		$ (19,999)
Cash Flows From Investing Activities:		
Inflows		
Sale of investment securities	121,886	
Sale of property and equipment	2,252	
	124,138	
Outflows		
Purchase of investment securities	4,800	
Purchase of property and equipment	380	
	5,180	
Net cash provided by investing activities		118,958
Net Increase in Cash and Cash Equivalents		98,959
Cash and Cash Equivalents, July 1, 2005		174,989
Cash and Cash Equivalents, June 30, 2006		$273,948

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Income taxes	$ 9,413
Interest	$ 0

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Texas Corporation and serves customers primarily in the Denton County, Texas area.

2. Significant Accounting Policies

A summary of the significant accounting policies followed by the Company in preparation of the accompanying financial statements is set forth below:

The Company is engaged in a single line of business primarily in the brokerage and investment advisory business.

Securities transactions, along with related income and expenses, are recorded on a trade date basis.

The amount due from clearing broker represents commissions earned but paid the following month. The amount due from broker/dealer represents the amount due on unsettled security trades. No allowance for uncollectible amounts has been recorded as management considers all amounts due fully collectible.

Furniture and equipment are stated at cost. Oil and gas properties are stated at cost using the full cost method of accounting.

Depreciation is calculated using the straight-line method on the basis of the cost of the assets, generally over their estimated useful lives. The company uses statutory accelerated methods in reporting depreciation for income tax purposes.

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and depreciation and depletion, are recognized in different years for financial and tax reporting purposes.

For purposes of the statement of cash flows, the Company considers bank checking accounts and mutual fund money market accounts to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **Securities Owned**

The Company's securities owned consists of securities, primarily common stocks, which are readily marketable and traded on national exchanges.

All securities are stated at quoted market values. The cost basis of securities owned is $314,138. Appropriate deferred income taxes have been provided for unrealized appreciation/(depreciation).

4. **Income Taxes**

The net deferred income tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$53,254
Deferred tax asset	0
Net deferred tax liability	$53,254

The deferred tax liability results from the use of accelerated methods of depreciation of property and equipment, and differences relating to the valuation of investment securities.

5. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2006, the Company had net capital of $832,374, which was $732,374 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .029 to 1.

6. **Operating Leases**

The company leases its office space under a noncancellable lease that expires in April 2011. The lease requires current monthly rental payments of $1,250. Rental expense related to this lease for the year ended June 30, 2006 was $13,797. The company leases certain office equipment under a noncancellable lease that expires in June 2007. The lease requires monthly rental payments of $57. Rental expense for the equipment lease was $682 for the year ended June 30, 2006.

Lease commitments under noncancellable leases in future years are as follows:

Year Ended	Amount
June 30, 2007	$15,760
June 30, 2008	15,538
June 30, 2009	15,997
June 30, 2010	16,476
June 30, 2011	12,665
Total	$76,436

7. Concentrations

The Company invests most of its cash and cash equivalents in mutual fund money market accounts. The accounts are not Federally insured.

The company's securities owned portfolio consists of thirteen issues. No single issue comprises more than twelve percent of the market value of the portfolio.

KIRK SECURITIES CORPORATION

Schedule 1

COMPUTATION OF NET CAPITAL
JUNE 30, 2006

Capital:		
Stockholders' equity		$879,548
Add deferred income taxes		53,254
Total		932,802
Deductions:		
Non-liquid assets:		
Prepaid expenses	$ 1,477	
Fixed assets - net	4,038	
Membership	3,500	
Total Non-liquid assets		9,015
Haircuts - Investment securities		91,413
Total Deductions		100,428
Net Capital		832,374
Required Net Capital		100,000
Excess Net Capital		$732,374
Aggregate Indebtedness		$ 23,793
Ratio of Aggregate Indebtedness to Net Capital		.029 to 1
Excess Net Capital at 1000%		$829,995

Note: There were no material differences between the above Computation and the Company's Computation.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS FOR THE YEAR ENDED JUNE 30, 2006

The Corporation claims an exemption from Rule 15c3-3 under Section (K) (2) (B); all customer transactions are cleared through another broker, Maplewood Investment Advisors, on fully disclosed basis.

Because of said exemption there are no material differences in the Reserve Requirements.

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HANKINS, EASTUP, DEATON, TONN & SEAY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977

TEL. (940) 387-8563
FAX (940) 383-4746

INDEPENDENT AUDITORS' REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Kirk Securities Corporation
Denton, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Kirk Securities Corporation (the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hankins, Eastup, Deaton, Tonn & Seay

Hankins, Eastup, Deaton, Tonn & Seay
A Professional Corporation
Certified Public Accountants

August 21, 2006